UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of May, 2004

CAMECO CORPORATION

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Cameco Elects Board and Announces Centerra Gold’s CFO

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated May 5, 2004	3-4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2004	Cameco Corporation

	By:	/s/ "Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
TSX NYSE	CCO CCJ	web site address: www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Elects Board and Announces Centerra Gold’s CFO

Saskatoon, Saskatchewan, Canada, May 5, 2004. . . . . . . . . . . . . . .

Cameco Corporation announced today that its shareholders elected all nominees for the company’s board of directors. The 12 directors are John S. Auston, Joe F. Colvin, Harry D. Cook, James R. Curtiss, George S. Dembroski, Gerald W. Grandey, Nancy E. Hopkins, Oyvind Hushovd, J.W. George Ivany, A. Neil McMillan, Robert W. Peterson and Victor J. Zaleschuk who is Cameco’s chair.

The company also announced that David Petroff, currently Cameco’s senior vice-president, finance and administration and chief financial officer (CFO), has been appointed Centerra Gold Inc.’s executive vice-president and CFO. Mr. Petroff will perform both roles until Cameco’s new CFO is named and a transition period is completed at the end of July 2004.

As previously announced, Cameco is transferring its gold assets to Centerra, a new company with its head office in Toronto, Ontario. Centerra expects to complete an initial public offering before the end of the second quarter.

“I am looking forward to providing financial leadership to a new Canadian company,” Petroff said, noting that, “Toronto is my home town.”

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing

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countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

— End —

Media & investor inquiries:	Alice Wong (306) 956-6337

Media inquiries	Lyle Krahn (306) 956-6316

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